SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO

                                 (RULE 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(D) (1) OR 13(E) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)


                              QUALITY DINING, INC.
                       (Name of Subject Company (Issuer))

                                    NBO, LLC
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   747456P105
                      (CUSIP Number of Class of Securities)

                                DAVID W. SCHOSTAK
                                    NBO, LLC
                      25800 NORTHWESTERN HIGHWAY, SUITE 750
                           SOUTHFIELD, MICHIGAN 48075
                            TELEPHONE: (248) 262-1000
                            FACSIMILE: (248) 357-6116
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:

                               DAVID ZELTNER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                            TELEPHONE: (212) 310-8000
                            FACSIMILE: (212) 310-8007

                            CALCULATION OF FILING FEE


================================================================================
     Transaction Valuation*                            Amount of Filing Fee
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

           Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  None                      Filing Party: Not Applicable

Form or Registration No.: Not Applicable           Date Filed: Not Applicable


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]      third-party tender offer subject to Rule 14d-1.

         [ ]      issuer tender offer subject to Rule 13e-4.

         [ ]      going-private transaction subject to Rule 13e-3.

         [ ]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer:


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
FOR IMMEDIATE RELEASE
CONTACT
David W. Schostak
(248) 357-6126

           NBO ANNOUNCES INTENTION TO COMMENCE $5.00 PER SHARE TENDER
                            OFFER FOR QUALITY DINING
--------------------------------------------------------------------------------

Southfield, MI, April 18, 2000 - NBO, LLC, a 9.8% shareholder of Quality Dining,

Inc. (Nasdaq/NM:QDIN), today announced its intention to commence a tender offer to purchase all Quality Dining shares at a price of $5.00 per share. NBO indicated that, as described below, the tender offer will be subject to certain conditions, but will not be subject to a financing or due diligence condition.

Following completion of the tender offer, NBO intends to effect a merger in which all remaining Quality Dining shareholders will also receive the same cash price paid in the tender offer.


This action was taken in response to the Quality Dining Board's decision to permit Daniel B. Fitzpatrick, the Company's CEO who already owns nearly 19% of the Company's shares, to purchase an additional 1,000,000 shares. Directors and officers, including Mr. Fitzpatrick, already own approximately 30% of the

Company's shares, and the Company has stated its intention to buy back shares in the market. In March 2000, the Quality Dining Board rejected NBO's cash merger proposal under which all Quality Dining shareholders would have received $5.00 per share.


Mr. David Schostak, a principal of NBO, stated, "I am hopeful that the Quality

Dining Board will not block our $5.00 per share offer while permitting Dan

Fitzpatrick to buy shares at current market prices of less than half our offer price, enabling him and the other managers to obtain effective control without paying a premium to shareholders." In a letter to the Board, Mr. Schostak urged the Board to let the matter be resolved by shareholders in the marketplace,

stating, "Please give your shareholders, the owners of Quality Dining, the right to decide whether to accept our $5.00 per share offer before handing effective control to Dan Fitzpatrick and management at no premium to market prices." Mr.

Schostak further urged the Board to protect all shareholders by not permitting

Mr. Fitzpatrick to buy any additional shares at a price below NBO's offer price and requiring him to offer the same price for all outstanding shares.



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
NBO indicated that its offer will be conditioned, among other things, upon (1)

there being properly tendered and not withdrawn a number of shares that, when added to the number of shares beneficially owned by NBO, would represent a majority of the outstanding shares, (2) Quality Dining's approval of the offer for purposes of its "poison pill" shareholder rights plan and Indiana corporate statutes, (3) Quality Dining agreeing with NBO that its representatives will constitute a majority of the Quality Dining Board if the tender offer is successful and (4) NBO being satisfied that Quality Dining will not be in default under any instrument evidencing its outstanding indebtedness upon consummation of the tender offer.


A copy of NBO's April 18, 2000 letter to the Quality Dining Board is attached.

                                                                   Attachment
                                                                   ----------

                                    NBO, LLC
                           25800 NORTHWESTERN HIGHWAY
                                    SUITE 750
                           SOUTHFIELD, MICHIGAN 48075
                     TEL. (248) 262-1000 FAX (248) 357-6116


                                 April 18, 2000


BY FACSIMILE AND FEDERAL EXPRESS
--------------------------------

Board of Directors
Quality Dining, Inc.
4220 Edison Lakes Parkway
Mishawaka, Indiana  46545

Dear Directors:

                     I am writing on behalf of NBO, LLC to urge you to take immediate action to give all Quality Dining shareholders the opportunity to receive a fair price for their shares before Daniel B. Fitzpatrick and other members of management lock-up control of the Company forever. I am concerned that your close relationship with Dan has consciously or unconsciously led you to follow a course of action that will cause grave and irreparable financial injury to the Company's public shareholders.

                     After rejecting our $5.00 per share cash merger proposal in March, Quality Dining announced on April 4, 2000 that you authorized Daniel Fitzpatrick and other members of management to purchase up to 1,000,000 additional shares of Quality Dining common stock without triggering the "poison pill" that stops others from buying over 15% of the Company's shares. Late on April 14, obviously in response to our April 6 letter pointing out corporate and securities law issues with respect to the purchase arrangements, you issued a "clarification" seeking (unsuccessfully) to "paper over" issues we raised. IN ADDITION, YOU HAVE NOT ADDRESSED THE VERY SERIOUS DAMAGE TO SHAREHOLDERS YOU HAVE AUTHORIZED - ALLOWING DAN AND MANAGEMENT TO OBTAIN EFFECTIVE CONTROL OF THE COMPANY AT NO PREMIUM TO CURRENT MARKET PRICES. The Company's purchase of shares from other shareholders through its buyback program compounds the problem by further increasing management's percentage ownership.

                     We are announcing that we intend to offer directly to your shareholders an alternative to sales in the market and increased ownership by management - the ability to sell all of their shares to us at $5.00 per share. We intend to commence a tender offer for all shares which will not be subject to a financing or due diligence condition. Following completion of the tender offer, NBO intends to effect a merger in which all remaining Quality Dining shareholders will also receive the same cash price paid in the tender offer.

                     To allow us to consummate the tender offer in a commercially reasonable manner, NBO's tender offer will be conditioned, among other things, upon (1) there being properly tendered and not withdrawn a number of shares that, when added to the number of shares beneficially owned by NBO, would represent a majority of the outstanding shares, (2) Quality Dining's approval of the offer for purposes of its "poison pill" shareholder rights plan and Indiana corporate statutes, (3) Quality Dining agreeing with NBO that its representatives will constitute a majority of the Quality Dining Board if the tender offer is successful and (4) NBO being satisfied that Quality Dining will not be in default under any instrument evidencing its outstanding indebtedness upon consummation of the tender offer.

                     We further urge you to protect all shareholders by not permitting Mr. Fitzpatrick to buy shares at a price below our offer price and require him to offer the same price for all outstanding shares.

                     We believe that, if you deny the right of shareholders to receive a control premium while permitting Mr. Fitzpatrick to buy without paying one, you will be violating your fiduciary duties to Quality Dining's shareholders and should be held accountable for the loss of value that results, including any lost control premium that shareholders would have otherwise received.

                     Please give your shareholders, the owners of Quality Dining, the right to decide whether to accept our $5.00 per share offer before handing effective control to Dan Fitzpatrick and management at no premium to market prices.

                                               Very truly yours,

                                               /s/ David W. Schostak

                                               David W. Schostak



cc:        Philip J. Faccenda
           Daniel B. Fitzpatrick
           James K. Fitzpatrick
           Ezra H. Friedlander
           Steven M. Lewis
           Christopher J. Murphy III
           Bruce M. Jacobson